Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Quarters Ended
	April 1, 2016	April 3, 2015
	(In millions, except ratios)
Earnings:
Income from continuing operations	$183	$390
Plus: Income taxes	185	154
Fixed charges	142	86
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	(3)
Undistributed earnings in equity investments	—	—
	$510	$627
Fixed Charges:
Interest expense	$139	$79
Plus: Interest capitalized during the period	—	3
Interest portion of rental expense	3	4
	$142	$86
Ratio of Earnings to Fixed Charges	3.59	7.29